John H. Lively The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

January 5, 2015

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 333-200395 / 811-22208)

Dear Ms. Hatch:

On November 20, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) relating to the proposed reorganization of the Cloud Capital Strategic Mid Cap Fund (the “Mid Cap Fund”), a series of the Trust with and into the Cloud Capital Strategic Large Cap Fund (the “Large Cap Fund”), also a series of the Trust (each of the foregoing may be referred to generally as a “Fund” or collectively the “Funds”).

You recently provided comments to me and my colleague, Cynthia Baughman, relating to the Form N-14. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing an updated registration statement pursuant to Rule 485B. The filing will reflect the responses to the comments as described in this letter.

General

1.	Comment: Please confirm to the Staff that the Trust will incorporate applicable comments given to the proxy statement filed on Schedule 14A on November 20, 2014 for the Large Cap Fund that are also applicable to this Form N-14.

Response: The Trust confirms it will make corresponding comments to the Form N-14 that were given in connection with the Schedule 14A filed for the Large Cap Fund on November 20, 2014.

Cover Page / To Obtain More Information:

2.	Comment: Note that if the Trust elects to incorporate by reference the prospectus for the “acquiring” fund, such prospectus must be delivered to shareholders.

Response: The Trust will deliver a current prospectus of the Large Cap Fund (and applicable supplements thereto) to shareholders along with the delivery of the Form N-14 registration statement.

Ms. Hatch

U.S. Securities and Exchange Commission

January 5, 2015

Questions & Answers

3.	Comment: If the reorganization is contingent on the approval of the recoupment proposal (Proposal Two) please prominently disclose this fact.

Response: The Trust has revised the disclosure to reflect that the reorganization is not contingent on the approval of the recoupment proposal.

4.	Comment: Please add a question to the “Questions & Answers” section regarding who will pay the costs of solicitation.

Response: The Trust has revised the disclosure as you have requested.

Proposal One

5.	Comment: Please revise the investment objective for the All Cap Fund (i.e., the Large Cap Fund after the reorganization). Please state the objective in plain English and explain what is meant by “gross returns” and “risk/return dynamics” or use alternative terminology.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: On the fee table for the Institutional Class Shares, the financial highlights table for the Mid-Cap Fund does not seem to line up with the disclosure in this table. Please compare the information included in this table to the financial highlights for the fiscal year ended May 31, 2014.

Response: For the Mid-Cap Fund, on February 1, 2014, the Fund entered into an agreement with the Adviser whereby it contractually agreed to waive, in its entirety, its management fee. The financial highlights reflect the impact of this four-month waiver. The fee table presents the effect of the contractual limitation of future Adviser fees (0.50%) for the full year, along with the resulting impact of the Advisor’s ability to recoup fees waived prior to February 1, 2014, subject to the expense limitation agreement in place.

7.	Comment: With regard to footnote 4 to the Institutional Share Class fee table, please explain the expense limitation of 1.40% for the Large Cap Fund and why there is a 50 basis point waiver to reduce the expenses to 0.94%. Also, please confirm the same with the pro forma – why would there be a 50 basis point fee waiver.

Response: The Trust has clarified in the disclosure that the Adviser is waiving its fee in its entirety, as well as capping the expenses of the Fund.

8.	Comment: With regard to footnote 1 to the Institutional Share Class fee table, please explain why the “other expenses” for the Large Cap Fund are estimated using the current fiscal year net assets and are not actual costs.

Response: The Large Cap Fund fee table reflects a material decline in net assets from the average experienced for the year ended May 31, 2014. The actual costs the Fund had incurred, corresponding with a resulting drop in net assets (approximately) 50% resulted in an expected increase in other expenses to shareholders for the upcoming fiscal year materially in excess of what was experienced for the fiscal year ended May 31, 2014.

Ms. Hatch

U.S. Securities and Exchange Commission

January 5, 2015

9.	Comment: With regard to the Class A Shares fee table, please explain why the pro forma and Large Cap expenses show waivers. For example, why would the net expenses of the Large Cap Fund not be 1.80% since the expense cap is set at 1.40% and the Fund has a 12b-1 fee of 0.40%, rather the expense are 1.25%. The staff notes that the waiver excludes 12b-1 fees.

Response: See response to Comment #7 above.

10.	Comment: With regard to the Class A Shares fee table, the Mid Cap Fund and Large Cap Fund are repaying the adviser for fees previously waived according to the May 31, 2014 financial statements. These reimbursed amounts should not be included in the line item for “other expenses” but rather should be presented as a separate line item. See the AICPA Panel discussion February 10, 2011.

Response: The Trust has revised the disclosure as you have requested.

11.	Comment: Note that to the extent information is revised in the fee tables in response to the above comments, please undertake to update the expense examples.

Response: The Trust will revise the disclosure in the expense examples portion of the fee table as needed.

Additional Information about the Funds

12.	Comment: Please advise the staff if Mr. Ira Cohen, independent Trustee to the Trust, is affiliated with the independent registered public accounting firm used by the Trust – Cohen Fund Audit Services, Ltd.

Response: The Trust confirms that Mr. Cohen is not affiliated with the firm of Cohen Fund Audit Services, Ltd., the Trust’s independent registered public accounting firm.

13.	Comment: In the capitalization table, please include an “adjustment column” to reflect the cost of the reorganization that will be allocated to the Fund. This column should become the fourth column and should be placed directly before the pro forma amounts.

Response: The Trust has not included an “adjustment column” because the costs of the reorganization are not expected to have an impact on net assets. However, the Trust has added a footnote to the capitalization table explaining the rationale for not including such a column.

Additional Information about the Reorganization

14.	Comment: It is noted under “Expenses of the Reorganization” that the expenses will be borne 90% by the Funds and 10% by the investment adviser. Please disclose how the 90% will be allocated among the Funds.

Response: The Trust has revised the disclosure as you have requested.

15.	Comment: Under “Tax Considerations” please add the required tax disclosures that include a discussion of cost basis and holding periods for both Funds and their shareholders.

Response: The Trust has revised the disclosure as you have requested.

Ms. Hatch

U.S. Securities and Exchange Commission

January 5, 2015

16.	Comment: In the “Tax Considerations” section, please add disclosure regarding any securities that may be sold due to the reorganization. This disclosure should be added to the second paragraph in this section.

Response: The Adviser has advised the Trust that it does not anticipated selling out of any positions as a result of the reorganization. We have added disclosure to this effect in the Form N-14.

Proposal Two

17.	Comment: The third line on this page discloses that Proposal Two is contingent on the approval of Proposal One. Please also disclose in this section if Proposal One is contingent on the approval of Proposal Two.

Response: The Trust has revised the disclosure as you have requested.

18.	Comment: Under “Required Vote” for this Proposal, the staff believes that the required vote should be a “majority of the outstanding voting securities” as that term is defined in the Investment Company Act of 1940, as amended.

Response: The Trust has revised the disclosure as you have requested.

19.	Comment: Please provide the legal basis for the proposal in this proxy statement.

Response: The Trust acknowledges that if the reorganization of the Mid Cap Fund and the Large Cap Fund is approved by shareholders, the advisory agreement with the Mid Cap Fund will terminate and absent this proposal, the right to recoup fees waived and expenses waived by Cloud Capital with respect to the Mid Cap Fund would also be terminated. Notwithstanding, the Board considered the Adviser’s perspective that this proposal is fair and equitable and that it would not be able to guarantee it would continue the expense limitation arrangements for the Large Cap Fund if the proposal was not presented to shareholders for consideration. In light of the foregoing, the Board considered that pursuant to Section 6.1 of the Trust’s Declaration of Trust, the Board of Trustees may submit to shareholders for vote “any such matter as the Trustees may consider necessary or desirable.” The Board, based on their reasonable business judgment, determined that this proposal was fair and equitable and in the best interest of shareholders. Moreover, while the Trust does not believe that the agreement to allow the recoupment contemplated by this proposal is s subject to Section 15(c) of the Investment Company Act of 1940, the Board, including a majority of the independent Trustees determined at an in-person meeting to approve this proposal in accordance with the requirements of Section 15(c). Based on the foregoing, the Trust may submit this type of proposal to shareholders.

20.	Comment: Under “Quorum and Method of Tabulation,” please revise to reflect that broker non-votes and abstentions have the effect of a vote against the Proposals.

Response: The Trust has revised the disclosure as you have requested.

Ms. Hatch

U.S. Securities and Exchange Commission

January 5, 2015

Pro Forma Statement of Operations

21.	Comment: In the adjustment column, the number 144,865 associated with the letter “b” explanation may be $106,240 according to the staff’s calculations. Please check this information and revise as needed.

Response: The $144,865 amount is the amount of recoupment that remained “recoupable” by the Adviser as of May 31, 2014. The $106,240 is the amount that of recoupment that remained “recoupable” by the Adviser as of October 31, 2014. For the period June 1, 2014 through October 31, 2014, the Adviser had recouped $38,625 from the Mid Cap Fund.

Pro Forma Schedule of Investments

22.	Comment: Please identify those securities that would be sold due to the merger.

Response: See response to Comment #16 above. Additionally, the Trust has added a footnote explaining the additional disclosure to the Pro Forma Schedule of Investments.

23.	Comment: In the Notes to the financials, Note 2 indicates that the acquiring fund will be the accounting survivor. Please provide the analysis concerning the accounting survivor to the merger as part of your response to the staff.

Response: In North American Security Trust (pub. avail. August 5, 1994), the Commission staff stated that it would not recommend enforcement action under Rule 482 under the Securities Act of 1933, as amended or Rule 34b-l under the Investment Company Act of 1940, as amended if a fund formed as a result of merging three other funds advertised its historical performance using, for periods prior to the reorganization, the performance data of the predecessor fund that it most closely resembled. The staff said that in determining whether any predecessor fund resembles a new or surviving fund closely enough to justify the use of the predecessor fund’s performance, the factors to be considered are the funds’: (i) investment advisors; (ii) investment objectives, policies, and restrictions; (iii) expense structures and expense ratios; (iv) portfolio compositions; and (v) asset sizes. The staff believes that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward), typically will be the fund whose historical performance may be used by a new or surviving fund.

In considering this reorganization, the Board considered that the legal survivor of the proposed reorganization would be the Large Cap Fund. The Board also considered that: (i) the investment adviser was the same for both funds; (ii) the investment objective, policies and restrictions were substantially similar and only distinguished with respect to market capitalization of the securities in which each of the funds invests; (iii) both funds have the same management fees, fee waiver and expense limitation arrangements; (iv) both funds invested in equity securities, but they did not have overlapping securities and as a result there was no distinguishing factor with respect to the factor of portfolio composition; and (v) the asset sizes of the funds were substantially similar at the time that the Board was considering the reorganization. However, with respect to the last factor, the Board considered that the Large Cap Fund has historically been the larger of the two funds. Based on the foregoing, as well as discussions with the principal financial officer of the Trust, the Board concluded that it would be appropriate for the Large Cap Fund to the accounting survivor.

Ms. Hatch

U.S. Securities and Exchange Commission

January 5, 2015

*             *             *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. PLively